AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON June 15, 2006

                                                  REGISTRATION NO. 333-134359
=============================================================================

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM S-1
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933

                       Farmstead Telephone Group Inc.
                       ------------------------------
           (Exact name of registrant as specified in its charter)


    DELAWARE                        3661                      06-1205743
(State or Other               (Primary Standard            (I.R.S. Employer
Jurisdiction of           Industrial Classification       Identification No.)
incorporation or                Code Number)
 organization)


                           22 Prestige Park Circle
                      East Hartford, Connecticut 06108
                               (860) 610-6000
  ------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              Robert G. LaVigne
       Executive Vice President, Chief Financial Officer and Secretary
                       Farmstead Telephone Group, Inc.
                           22 Prestige Park Circle
                      East Hartford, Connecticut 06108
                               (860) 610-6000

          ---------------------------------------------------------
          (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 Copies to:

                        Henry E. Knoblock, III, Esq.
                            Dongsup S. Kim, Esq.
                            Gesmer Updegrove LLP
                        40 Broad Street - 3rd Floor
                         Boston, Massachusetts 02109
                          Telephone (617) 350-6800
                          Facsimile: (617) 350-6878

Approximate date of proposed commencement of sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under Securities Act of 1933, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule
462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule
462(d)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [ ]


                       CALCULATION OF REGISTRATION FEE


                                                        Proposed
                                           Proposed     Maximum
                       Amount of           Maximum      Aggregate
Title of Each Class    Securities          Offering     Dollar Price        Amount
of Securities          to be Registered    Price Per    of Securities to    of
to be Registered       in the Offering     Security     be Registered       Fee (8)
-------------------    ----------------    ---------    ----------------    -------

Common Stock           2,594,260           $1.89        $4,903,151.40       $  524.64
                       Shares (1)


Common Stock             300,670           $1.89        $  568,266.30       $   60.80
                       Shares (2)


Common Stock           1,152,615           $1.89        $2,178,442.35       $  233.09
                       Shares (3)

Common Stock             701,181           $1.89        $1,325,232.09       $  141.80
                       Shares (4)

Common Stock              58,071           $1.89        $  109,754.19       $   11.74
                       Shares (5)

Common Stock             250,000           $1.89        $  472,500.00       $   50.56
                       Shares (6)

Common Stock              30,000           $1.89        $   56,700.00       $    6.07
                       Shares (7)

Total Securities
to be Registered       5,086,797           $1.89        $9,614,046.33       $1,028.70
                       Shares

<F1>  These shares (being registered for resale) are issuable on conversion of outstanding Series A Preferred Stock of the Company ("Preferred Stock" at current conversion rate of 10 shares of Common Stock for each share of Preferred Stock. The number of shares presently issuable on conversion is 2,594,260.

<F2>  These shares (being registered for resale) are issuable on conversion of shares of Preferred Stock issued upon exercise of warrants, at $17 per Preferred Stock share. The number of Preferred Stock shares presently issuable on exercise is 30,067.

<F3>  These shares (being registered for resale) are issuable on exercise of warrants, at $2.125 per Common Stock share. The number of shares presently issuable on exercise is 1,152,615.




<F4>  These shares (being registered for resale) are issuable on exercise of a warrant, at $1.27 per Common Stock share. The number of shares presently issuable on exercise is 701,181.

<F5>  These shares (being registered for resale) are additional shares issuable on conversion of outstanding note(s) (principal and interest) which were at the original conversion price of $1.54, which has recently been adjusted to the current conversion price of $1.27 per share. The number of shares presently issuable on conversion is 333,071 of which 275,000 shares had been registered prior to the adjustment.

<F6>  These shares (being registered for resale) are issuable on exercise of warrants by certain executive officers of the Company, at an exercise price equal to the fair market value of the Company's common stock as of the date the warrant was issued to each executive officer. The number of shares issuable on exercise is a total of 250,000 shares.

<F7>  These shares (being registered for resale)are shares issued or issuable pursuant to the terms of certain marketing agreements with a consultant to the Company.

<F8>  Estimated solely for the purpose of calculating the registration fee.
      Pursuant to Rule 457 (c) of the Securities Act of 1933, as amended, the registration fee for the shares has been calculated based upon the average of the high and low prices, as reported by NASDAQ, for the registrant's common stock as of April 28, 2006, which was $1.89 per share.

Delaying amendment under rule 473(a): The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to section 8(a), may determine.

The information in this prospectus is subject to completion or amendment. The securities covered by this prospectus cannot be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 15, 2006

PROSPECTUS


                                                             [LOGO] FARMSTEAD


                       Farmstead Telephone Group, Inc.

                           SHARES OF COMMON STOCK

      The selling stockholders listed on page 10 of this prospectus are offering for resale up to 5,086,797 shares of common stock beneficially owned by them. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

      The common stock may be offered from time to time by the selling stockholder through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the "Plan of Distribution".

      Our common stock is listed on the NASD Over-The-Counter Bulletin Board (the "OTCBB")under the symbol "FTGP". On April 28, 2006, the last sale price of our common stock as reported by the OTCBB was $1.92 per share.

      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. FOR MORE INFORMATION, SEE "RISK FACTORS" BEGINNING ON PAGE 4.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this prospectus is _________ __, 2006

                              Table of Contents

                                                                       Page

Forward-looking Statements                                               3
About Farmstead Telephone Group, Inc.                                    3
Risk Factors                                                             4
Use of Proceeds                                                          10
Selling Stockholders                                                     10
Plan of Distribution                                                     16
Information with Respect to the Registrant                               17
Legal Matters                                                            18
Experts                                                                  18
Where You Can Find More Information                                      18
Incorporation of Certain Documents By Reference                          18

                            ABOUT THIS PROSPECTUS

      You should rely only on the information contained or incorporated by reference in this prospectus. See "Documents Incorporated by Reference." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are not making an offer to sell these shares of common stock in jurisdictions where offers and sales are not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

      In this prospectus, we refer to information and statistics regarding the communications industry in the United States. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

      Unless the context indicates otherwise, all references in this prospectus to "Farmstead," "we," "us" and "our" refer to Farmstead Telephone Group, Inc. and its subsidiaries.

                             PROSPECTUS SUMMARY

      This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and the documents incorporated by reference.

                         FORWARD-LOOKING STATEMENTS

      Certain statements in this Registration Statement or the documents incorporated by reference in this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Farmstead Telephone Group, Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth under the caption "Risk Factors." Forward-looking statements may be indicated by the words "believe," "expect," "anticipate," "intend," and "plan" and similar expressions, by context or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date of the statement was made. Farmstead Telephone Group, Inc. undertakes no obligation to update any forward-looking statement.

                    ABOUT FARMSTEAD TELEPHONE GROUP, INC.

      Farmstead was incorporated in Delaware in 1986. We are principally engaged as a provider of new and used Avaya, Inc. ("Avaya") business telecommunications parts, complete systems, and services. From December 1998 to the program's termination in July 2004, we provided refurbished "Classic Lucent(tm)" and "Classic Avaya(tm)" telecommunications equipment pursuant to an "Authorized Remarketing Supplier Program" with Lucent Technologies and Avaya. Since the termination of this program, we have continued to supply refurbished equipment to our customers. We also offer Avaya's full-line of new telecommunications parts and complete systems as an Avaya-certified "Platinum Dealer". Our service revenues are under the aegis of our "2 Star" Avaya Services Agreement. Our product offerings are primarily customer premises-based private switching systems and peripheral products, including voice messaging products. We also provide telecommunications equipment installation, repair and refurbishing, short-term rental, inventory management, and related value-added services. A portion of our revenues is also derived from the sale of Avaya maintenance contracts. We sell our products and services to large and mid-size, multi-location businesses, as well as to small businesses, government agencies, and other equipment resellers. This business segment has been referred to in this document as the "Legacy Telecommunications Equipment Business" or the "Telecommunications Equipment Business".

      Effective February 1, 2001, we entered into a joint venture agreement with TriNET Business Trust ("TriNET"), forming a limited liability corporation operating under the name of InfiNet Systems, LLC ("InfiNet"). Under the agreement, we had a 50.1% ownership interest, and TriNET had a 49.9% ownership interest. Based in East Hartford, Connecticut, InfiNet was organized for the purpose of selling new Avaya telecommunications systems primarily to customers within the State of Connecticut and various counties in the State of New York. Effective January 1, 2002, we acquired TriNET's 49.9% ownership interest in InfiNet. During 2002, however, we changed our business strategy concerning the use of InfiNet, downsizing its operating activities by eliminating its entire workforce and fulfilling systems sales orders directly through Farmstead, which acquired its own systems dealer license in 2002. As a result, InfiNet has since been inactive, and the company was dissolved effective December 31, 2005.

      Our operating results have declined significantly over the past several years, with the Company incurring net losses of $3,314,000, $1,424,000 and $709,000 for the years ended December 31, 2005, 2004 and 2003 on revenues of $15.2 million, $12.3 million and $14.9 million, respectively. Although the Company experienced a 23% improvement in revenues in 2005 as compared to 2004, revenues and profit margins have been impacted by reduced business spending by our larger customers on enterprise communications equipment coupled with intense competition between the Company and other telecommunications equipment dealers and aftermarket resellers.

      Beginning in the fourth quarter of 2004, and continuing throughout 2005, we have been implementing a strategic redirection, which is principally based upon building a larger and more highly qualified sales force, and diversifying the Company's product offerings and targeted customers. The business strategy is to transition to a full communications solutions provider, becoming less dependent on parts sales, and developing more sources of recurring revenues. During 2005, we expanded our product offerings beyond traditional voice communications products by offering Internet Protocol, or IP, telephony products and unified communications products including voice messaging, and we expanded our customer base and began generating incremental revenues by targeting the small to medium-sized (under 200 employees) business market ("SMB").

      Effective March 1, 2005 we launched a program to market SMB products and services nationally. In connection therewith we significantly increased our direct sales force and support staff, including the hiring of several former Avaya sales and support professionals already engaged in this market sector.

      In May, 2005, we formed a wholly-owned subsidiary named One IP Voice, Inc. ("OIPV"). OIPV was formed to provide carrier-based VoIP telephony solutions along with network services. Its primary target market is the SMB market. OIPV's product offerings include Hosted IP Centrex and IP Trunking services, bundled with private OIPV "last mile" connectivity on a national basis, long distance calling, On Net calling, local area calling, 911 capabilities and Wide Area Network ("WAN") voice and data connectivity.
Since its formation, OIPV has achieved several business plan milestones, including the hiring of key management personnel and the completion of the initial buildout of its first feature server platform, located in Denver, Colorado. In January 2006, the Company launched the national marketing of OIPV's products and services. The OIPV business is critical to the Company's future business strategy and will require significant capital in order to achieve success. This business segment has been referred to in this document as the "IP Telephony Business".

                                RISK FACTORS

GENERAL RISK FACTORS

      We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. The following highlights some of the factors that have affected, and/or in the future could affect, our operations. Our prospects are subject to many uncertainties and risks. Management recognizes the challenges that it faces, particularly during this period of diminished sales levels, and has adopted a number of strategies and action steps to deal with its current operating environment. Disclosure of our strategies and action steps is contained in the discussions set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K filed with the SEC on April 12, 2006, and elsewhere herein. These risks and uncertainties are also detailed from time to time in reports we file with the SEC, including Forms 8-K, 10-Q, and 10-K, and include, among other factors, the following principal risks:

      WE HAVE INCURRED NET LOSSES OVER THE LAST SEVERAL YEARS AND WE ARE UNCERTAIN AS TO OUR FUTURE PROFITABILITY.

      We recorded net losses of $3,314,000, $1,424,000 and $709,000 during the years ended December 31, 2005, 2004 and 2003, respectively. We expect that, due to the buildout of our new carrier-based, hosted IP telephony business as further described below, we will continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to generate significant revenue growth to achieve an operating profit.

      WE ARE PURSUING A SIGNIFICANT NEW BUSINESS DIRECTION - THE MARKETING OF CARRIER-BASED, HOSTED VOIP PRODUCTS AND RELATED NETWORK SERVICES - WHICH MAY NOT BE PROFITABLE.

      Since the beginning of 2005, we have been devoting significant management and capital resources to the development of this business, and we expect to continue to do so; however we cannot provide assurance that this new business venture will be profitable. Our business model is still being developed, and it has not yet been proven out. There is also no guarantee that we will be successful in generating significant revenues from future sales of our planned IP products and services. If we are not able to generate significant revenues selling into the VoIP telephony market, our business and operating results would be seriously harmed.

      WE CURRENTLY HAVE LIMITED CASH RESOURCES, AND WE MAY NOT HAVE ADEQUATE CASH OR CREDIT LINES TO FINANCE OUR CURRENT WORKING CAPITAL
      REQUIREMENTS OR THE BUILDOUT OF OUR NEW IP TELEPHONY BUSINESS.

      We are currently dependent upon cash generated from operations, and borrowings under a revolving credit facility, to satisfy our working capital requirements, which have increased since we are incurring costs associated with the development of One IP Voice ("OIPV") and its associated products and service offerings. A material adverse change in our business going forward could prompt our lender to terminate our credit facility. In addition, continued losses will consume our current cash reserves, and negatively affect our ability to obtain additional or replacement financing until we could demonstrate improved operating results or a return to profitability.

      Our working capital requirements are expected to significantly increase as we continue the build out of the infrastructure of capital equipment, systems, licenses and personnel required to deploy our hosted VoIP service offerings through OIPV. Our current telephone equipment business does not generate sufficient cash to meet the additional cash requirements of OIPV. In the event that we are unable to obtain sufficient external financing for this project, we may be unable to complete the buildout of the OIPV business as currently planned. No assurances can be given that we will have sufficient cash resources to finance future growth, and it has become necessary to raise additional funds through public and/or private debt and equity financings, which may also not be available to us until operating performance improves, and which may significantly dilute stockholder ownership in us. If, however, we perform according to our expectations, we believe that additional sources of financing would become available to us.

      IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT AND SALES EMPLOYEES, WE WILL NOT BE ABLE TO COMPETE EFFECTIVELY AND OUR BUSINESS MAY NOT BE SUCCESSFUL.

      Our success is highly dependent upon our ability to hire and retain key technical, sales and executive management personnel who have critical industry experience and relationships that we rely on to execute our business plans. Competition for such personnel is currently intense in our industries. If we fail to hire and retain a sufficient number of high-quality personnel, we may not be able to maintain or expand our business.

RISKS ATTRIBUTABLE TO THE NEW IP TELEPHONY BUSINESS

      THE SUCCESS OF OUR NEW OIPV BUSINESS VENTURE IS DEPENDENT ON THE GROWTH AND PUBLIC ACCEPTANCE OF VOIP TELEPHONY PRODUCTS AND SERVICES.

      As we enter this emerging marketplace, we will be dependent upon future demand for VoIP telephony systems and services. In order for the IP telephony market to continue to grow, several things need to occur. Telephony service providers must continue to invest in the deployment of high speed broadband networks to residential and business customers. VoIP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service. VoIP telephony service providers such as ourselves must offer cost and feature benefits that are sufficient to cause customers to switch away from traditional telephony service providers. Furthermore, end users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as ourselves. We will need to devote substantial resources to educate customers and end users about the benefits of VoIP telephony solutions in general and our services in particular. If any or all of these factors fail to occur, our business may not be successful.

      THE VOIP TELEPHONY MARKET IS SUBJECT TO INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE, AND WE WILL DEPEND ON NEW PRODUCT AND SERVICE INTRODUCTIONS IN ORDER TO ESTABLISH, MAINTAIN AND GROW OUR BUSINESS.

      VoIP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we will have to offer VoIP telephony products and services that will incorporate the latest technological advancements in features, performance and cost-effectiveness, and respond to changing customer requirements. To that end, we will be reliant upon independent third party providers and manufacturers of the equipment, networks and software that are integrated into our product offerings. In particular, we rely heavily on Straitshot Communications, Inc., a Washington corporation, ("Straitshot") for certain communications services and equipment in connection with our OIPV offering. Our Chairman and CEO, Mr. Stiegemeier, is currently a member of the Board of Directors of Straitshot. In the event that Straitshot was unable or unwilling to provide services or equipment under its agreement with OIPV, service to the Company's customers could be materially impacted.

      The Company competes against many companies in the VoIP industry including providers of hosted offerings such as AT&T, Callvantage, MCI Advantage, Voiceone, Net2Phone, Cbeyond, Covad and Vonage; cable television companies, such as Cablevision, Cox and Time Warner, incumbent telephone carriers, such as SBC and Verizon and other providers of traditional and legacy telephone service. While competition will be intense in this burgeoning industry, we believe that our products will effectively compete because we are delivering a complete product and service offering to the SMB business segment.

      DECREASING TELECOMMUNICATIONS RATES MAY DIMINISH OR ELIMINATE OUR PLANNED COMPETITIVE PRICING STRUCTURE.

      Decreasing telecommunications rates may diminish or eliminate the competitive pricing structure of our services. Telecommunications rates have decreased significantly over the last few years in most of the markets in which we intend to operate, and we anticipate that rates will continue to be reduced. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. Continued rate decreases could require us to lower our rates to remain competitive and adversely impact our profit margins.

      OUR SUCCESS WILL DEPEND ON THIRD PARTIES IN OUR PLANNED DISTRIBUTION CHANNELS.

      We plan to sell our products primarily through resellers, and we are focusing our business development efforts on establishing distribution channels. Our planned revenues and future growth will depend in large part on sales of our products through reseller and other distribution relationships. We may not be successful in developing these distribution relationships. Agreements with distribution partners may not require minimum purchases or restrict development or distribution of competitive products. In addition, our planned distribution channels may not dedicate sufficient resources or give sufficient priority to selling our products. Our failure to develop distribution channels, the loss of a key distribution relationship or a decline in the efforts of a material reseller or distributor could have a material adverse effect on our business, financial condition or results of operations.

RISKS ATTRIBUTABLE TO OUR LEGACY TELECOMMUNICATIONS EQUIPMENT BUSINESS

      OUR BUSINESS IS MATERIALLY IMPACTED BY CAPITAL SPENDING LEVELS FOR TELECOMMUNICATIONS PRODUCTS AND SERVICES IN THE UNITED STATES.

      Although the Company experienced a 23% improvement in revenues in 2005 as compared to 2004, revenues have been impacted by reduced business spending by our larger customers on enterprise communications equipment over the last several years. In addition, this environment has resulted in increased pricing and competitive pressures, which have affected revenues and profit margins. If business capital spending for telecommunications products does not improve, or if economic conditions in the U.S. deteriorate, our telecommunications equipment revenues may decline and our operating results will be adversely affected. We remain cautious about the telecommunications product marketplace going forward, and cannot predict whether the level of capital spending for the Company's products will improve in the near term. As a result, we believe that there will be continued pressure on our ability to generate revenue in excess of current levels.

      OUR BUSINESS IS HEAVILY DEPENDENT UPON AVAYA, AS OUR PRIMARY SUPPLIER OF EQUIPMENT FOR RESALE.

      We primarily sell Avaya telecommunications products and services through various Dealer agreements with Avaya. The Company is dependent upon the quality and price-competitiveness of current Avaya products as well as Avaya's continued development of new products in order to compete. The Company's current sales levels for new parts and systems would be adversely impacted should market demand for these Avaya products significantly decline. Should Avaya's operations deteriorate to the point that it either cannot continue to introduce technologically new products or effectively compete with other equipment manufacturers, our long-term business strategy to continue as an Avaya dealer would be adversely affected. Our new parts and systems sales levels would also be adversely impacted if the Avaya dealer agreements were terminated, or if Avaya eliminated its "Business Partner" programs.

      OUR GROSS PROFIT MARGINS VARY FROM PERIOD TO PERIOD.

      Our gross profit margins are dependent upon a variety of factors including (1) product mix -gross margins can vary significantly among parts sales, system sales and our various service offerings. The parts business, for example, involves hundreds of parts that generate significantly varying gross profit margins depending upon their availability, competition, and demand conditions in the marketplace; (2) customer mix -we sell parts to both end-users and to other equipment resellers. Our larger "Enterprise" companies often receive significant purchase discounts from Avaya, which could lower our gross margins as we compete against Avaya directly for this business; (3) the level and amount of vendor discounts and purchase rebates available to us from Avaya and its master distributors; (4) excess capacity -as sales volume falls, overhead costs become a higher percentage of sales dollars; (5) competitive pressures -as a result of the slowdown in capital equipment spending in our industry, and the several hundred Avaya dealers nationwide , we have been faced with increased price competition; and (6) obsolescence charges. The combined effect of all of these factors will result in varying gross profit margins from period to period.

      OUR GROSS PROFIT MARGINS AND OPERATING EXPENSES COULD BE ADVERSELY AFFECTED BY A REDUCTION IN PURCHASE DISCOUNT AND OTHER REBATE OR INCENTIVE PROGRAMS CURRENTLY OFFERED BY AVAYA.

      As an Avaya Dealer, we receive substantial rebates and other cash incentives from Avaya, based upon volume levels of certain product purchases, which are material to our operating results and which help reduce product purchase costs, market development and marketing expenses. These incentive programs are subject to change by Avaya, and no assurances can be given that they would not be altered so as to adversely impact our profit margins or operating expenses.

RISKS RELATED TO OUR CURRENT FINANCING ARRANGEMENTS AND FINANCING PLANS:

      IF WE ARE REQUIRED TO REPAY OUR OUTSTANDING BORROWINGS UNDER OUR SECURED REVOLVING NOTE OR SECURED CONVERTIBLE MINIMUM BORROWING NOTES TO LAURUS AT AN UNEXPECTED TIME, WE COULD DEPLETE OUR WORKING CAPITAL. AN INABILITY TO REPAY THE OUTSTANDING BORROWINGS WHEN REQUIRED COULD REQUIRE THE SALE OF SUBSTANTIAL ASSETS.

      Our Secured Revolving Note and Secured Convertible Minimum Borrowing Notes (collectively, the "Notes") with Laurus for a maximum of $3 million, of which $1,832,000 was outstanding at December 31, 2005, are repayable March 31, 2008, unless sooner converted into shares of our common stock. An Event of Default, as defined under these agreements and including, for example, a change in the Company's financial condition which is deemed to have a "material adverse effect", which is not cured within specified grace periods, can result in the acceleration of the Note repayments. The Notes are secured by the Company's assets. An inability to repay the Notes when required could result in the sale of substantial of the Company's assets.

      FUTURE EQUITY TRANSACTIONS, INCLUDING EXERCISE OF OPTIONS OR WARRANTS AND SHARES ISSUED UNDER CONVERTIBLE NOTES AND EQUITY SECURITIES, COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK AND COULD RESULT IN SIGNIFICANT DILUTION TO OUR EXISTING STOCKHOLDERS.

      From time to time, the Company may sell preferred stock and warrants, and convertible debt, to investors in private placements conducted by broker-dealers, or in negotiated transactions. These transactions cause dilution to existing shareholders. Also, from time to time, options are issued to employees and third parties, with exercise prices equal to market. Exercise of in-the-money options and warrants will result in dilution to existing shareholders; the amount of dilution may depend on the spread between market and exercise price, and the number of shares involved. The Company will continue to grant options to employees and consultants with exercise prices equal to market price at the grant date, and in the future may sell restricted stock and warrants, all of which may result in dilution to existing shareholders. As of April 28, 2006, we had 3,975,282 shares of common stock issued and outstanding and we had (i) convertible notes and warrants issued to the Laurus Master Fund, Ltd which could require the issuance of 1,353,822 additional shares of common stock; (ii) shares of Series A convertible preferred stock outstanding which are convertible into 2,594,260 shares of common stock;
(iii) warrants issued to investors and the placement agent in connection with the Company's 2006 private placement and convertible bridge loan transactions which could require the issuance of 1,853,796 additional shares of common stock; (iv) warrants issued to the placement agent in connection with the Company's 2006 private placement transactions which could require the issuance of Series A convertible preferred stock which would be convertible into 300,670 shares of common stock; and (v) and outstanding stock options and warrants issued to employees and affiliates which could require the issuance of 3,728,619 additional shares of common stock.

      TERMS OF SUBSEQUENT FINANCING MAY ADVERSELY IMPACT YOUR INVESTMENT.

      We may have to raise equity by issuing debt or preferred stock financing in the future. Your rights and the value of your investment in our common stock could be reduced. For example, if we continue to issue secured debt, the creditors would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Debt service would increase costs and negatively impact operating results. Preferred stock could also be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock offerings could be more advantageous to those investors than to the holders of common stock.

      WE ARE CURRENTLY LISTED ON THE OVER-THE-COUNTER BULLETIN BOARD.

      On November of 2005, the Company received notice from the American Stock Exchange (the "AMEX") that the Company no longer complied with the AMEX's continued listing standards as set forth in Section 1003 (a) (ii) of the AMEX Company Guide (the "Company Guide"), and that its securities were, therefore, subject to being delisted from the AMEX. The Company was previously granted an eighteen month period to regain compliance with this standard, and such compliance period ended as of November 7, 2005.

      The Company subsequently appealed this determination and on December 14, 2005 participated in a formal hearing before an appointed Listing Qualifications Panel (the "Panel"). On December 19, 2005, the Company received written notice from the AMEX that the Panel had affirmed the earlier determination to delist the common stock of the Company. The notice cited that the Company was as of November 7, 2005, and continued to be, not in compliance with (1) Section 1003(a)(i) of the Company Guide as its stockholders' equity was less than $2 million and it had sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years; and (2) Section 1003(a)(ii) of the Company Guide as its stockholders' equity was less than $4 million and it had sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years.

       The Company obtained quotation of its securities on the Over-the-Counter Bulletin Board (the "OTCBB") effective December 30, 2005, and its Common Stock is currently listed under the symbol "FTGP". The OTC Bulletin Board(R) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on Nasdaq(R) or a national securities exchange. OTCBB securities include national, regional, and foreign equity issues, warrants, units, American Depositary Receipts (ADRs), and Direct Participation Programs
(DPPs).

      The recent delisting described above and being listed on the OTCBB could reduce the ability of our shareholders to purchase or sell shares as quickly and as inexpensively as they have done historically. For instance, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker-dealers may be less willing or able to sell or make a market in our common stock which could

      *     result in a decrease in the trading price of our common stock;
      * lessen interest by institutions and individuals in investing in our common stock;
      *     make it more difficult to obtain analyst coverage; and
      *     make it more difficult for us to raise capital in the future.

      IF WE ARE UNABLE TO OBTAIN, AND/OR MAINTAIN THE EFFECTIVENESS OF THE REGISTRATION STATEMENT FOR THE SHARES UNDERLYING THE LAURUS MINIMUM BORROWING NOTES AND WARRANTS, WE MAY INCUR SUBSTANTIAL FINANCIAL PENALTIES

      Pursuant to the terms of a Registration Rights Agreement with Laurus in connection with the current credit facility, the Company is obligated to file and obtain effectiveness for a registration statement registering the resale of shares of the Company's Common Stock issuable upon conversion of the Laurus Notes and the exercise of the Warrant. If the registration statement is not filed or declared effective in a timely manner, the Company will be subject to certain penalties including a daily penalty at a rate of 2% per month of the outstanding principal amount of any Minimum Borrowing Notes.

      IF WE SELL ANY SECURITIES AT AN EFFECTIVE PRICE BELOW $1.54 PER SHARE, THE CONVERSION PRICE OF THE LAURUS CONVERTIBLE NOTES WILL BE LOWERED, RESULTING IN ADDITIONAL DILUTION TO STOCKHOLDERS

      Pursuant to our convertible note agreements with Laurus, if we issue securities at a price that is lower than the then current conversion price, which was $1.54 as of December 31, 2005, the conversion price applicable to Laurus would be lowered to this amount. If this occurs, stockholders may incur substantial additional dilution as a result of the potential issuance of additional securities upon conversion. In January 2006 Laurus's conversion price was in fact lowered to $1.27 from $1.54 as a result of the issuance of warrants to investors at a $1.27 exercise price.

OTHER RISKS:

      In addition to the specific risks and uncertainties discussed above, our future operating performance can also be affected by: performance and reliability of products; the maintenance of our level of customer service and customer relationships; adverse publicity; business disruptions; acts of terrorism within the U.S., and the impact of those acts on the U.S. economy; and other events that can impact revenues and business costs. The risks included here are not exhaustive. Other sections of this report may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

      Stockholders should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material information unless such information shall have been previously or is simultaneously disclosed in a manner intended to provide broad, non-exclusionary distribution of the information to the public. Accordingly, stockholders should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, we have a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

      WE MAY BE SUBJECT OF SECURITIES CLASS ACTION LITIGATION DUE TO FUTURE STOCK PRICE VOLATILITY.

      In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

      PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL.

      As a Delaware corporation, we are subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. Subject to exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. As a result of the application of Section 203, potential acquirers may be discouraged from attempting to acquire us, thereby possibly depriving our stockholders of acquisition opportunities to sell or otherwise dispose of our stock at above-market prices typical of acquisitions.

      THE PRICE OF OUR COMMON STOCK COULD BE VOLATILE.

      Prior to December 30, 2005, our stock traded on the AMEX. Since that time, our common stock has traded on the OTCBB. It has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, the trading price of our common stock could be subject to significant fluctuations in response to actual or anticipated variations in our quarterly operating results, announcements by us or our competitors, factors affecting the telecommunications industry generally, changes in national or regional economic conditions, changes in securities analysts' estimates for our competitors' or industry's future performance or general market conditions. The market price of our common stock could also be affected by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in our industry.

      FUTURE SALES OF SHARES OF OUR COMMON STOCK COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND OUR ABILITY TO RAISE ADDITIONAL CAPITAL.

      Under the Laurus transaction, as further described herein, we are obligated to register within thirty (30) days common stock issuable upon conversion of any notes then outstanding. Depending upon the amount outstanding under the revolving facility and the current market price of the Company's shares, Laurus could, subject to certain restrictions, elect to convert its debt into additional common shares significantly in excess of the number of shares being registered under this Memorandum. The Company however does have the option to redeem the notes being converted for a cash premium. We have also registered a substantial number of shares of common stock that are issuable upon the exercise of options. If holders of options choose to exercise their purchase rights and sell shares of common stock in the public market, or if holders of currently restricted common stock or common stock issuable upon conversion of our convertible debt choose to sell such shares of common stock in the public market under Rule 144 or otherwise, or if the selling stockholder whose shares are being offered pursuant to this Memorandum sells or attempts to publicly sell such Offered Securities or the Underlying Shares all at once or in a short time period, the prevailing market price for our common stock may decline. Future public sales of shares of common stock may adversely affect the market price of our common stock or our future ability to raise capital by offering equity securities.

      WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

      We have never declared or paid a dividend on our common stock. We intend to retain earnings, if any, for use in the operation and expansion of our business and therefore do not anticipate declaring or paying any dividends in the foreseeable future.

      OUR DIRECTORS AND MANAGEMENT WILL EXERCISE SIGNIFICANT CONTROL OVER OUR COMPANY.

      Our directors and executive officers and their affiliates collectively control or beneficially own approximately 47% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

      NEED FOR ADDITIONAL CAPITAL

      Various elements of the Company's business and growth strategies, including its plans to broaden existing product lines, introduce new products and invest in infrastructure will require additional capital. There can be no assurance that funds will be available to the Company on terms satisfactory to the Company when needed. To the extent that the Company raises additional equity capital, it would have a dilutive effect on existing shareholders.

                               USE OF PROCEEDS

      We will not receive any proceeds from the sale of our securities by the selling stockholders named in this prospectus. Any proceeds we receive from any exercise for cash by the selling stockholders of warrants held by them will be used for working capital.

      We have agreed to pay certain expenses in connection with the registration of the shares being offered by the selling stockholders.

                            SELLING STOCKHOLDERS

Series A Preferred Stock Investors

      From February 17, 2006 through April 17, 2006 the Company sold an aggregate of 200,456 Unit shares of Series A Preferred Stock to the following investors (the "Investors") at a price of $17.00 per Unit: Meadowbrook Opportunity Fund LLC, Sotomar - Empreendimentos Industriais e

Imobiliarios, SA, William A. Boyd, Suzy Ulrich, Richard J. Cranmer, Watamar & Partners SA, Thomas Barrett, Case Holdings Co., Inc., Allan Sorensen, Chuck & Joy Hartz, Hartz Family Foundation, Barton Ferris, Jr., William Harner Michael Bloch, Robert A. Smith, Robert Gillman, Julian Eaton, Julian F. & Mary J. Eaton, Robert H. Chanson, Joan Robertson, Robert B. Rowley, William
M. Goatley Revocable Trust DTD 05/09/89, MidSouth Investor Fund LP, Ronald C. Smiley, Lewis Opportunity Fund, LP, Sat P. Dewan, Dewan Retirement Plan Trust, Richard Dwayne Roberson, OT Finance, SA, Robert W. Russell, Joseph & Kimberly Greenspan, Thomas Link, Nite Capital, Richard & Christine VonderSitt, Deborah A. Picon, Danid P. Hanlon, S. Wistar Lewis, Alan S. Wirshborn, Gail B. Shanklin, Benjamin S. Eichholtz, as Custodian for David Eichholtz and Daniel Eichholtz, and Michaels Associates. Each Unit consists of (i) one share of the Company's Series A Preferred Stock, $.001 par value per share, and (ii) a Warrant to purchase five shares of the Company's Common Stock, par value $.001 per share, at an exercise price of $2.125 per share. The aggregate proceeds received by the Company, net of fees and expenses incurred by the Company's placement agent, were approximately $3.1 Million.

      The following describes certain of the material terms of this transaction. The description below is not a complete description of the terms of the financing transaction and is qualified in its entirety by reference to the agreements entered into in connection therewith which are included as exhibits to the Current Reports on Form 8-K previously filed on February 24, 2006, March 21, 2006 and April 21, 2006.

      Series A Preferred Stock. Each Investor received certain rights in connection with its purchase of the Series A Preferred Stock:

      * The Investor shall be entitled to receive in preference to any dividend on the Common Stock a cumulative non-compounding dividend at the rate of 8% per annum of the original Preferred A Per Share Price.

      * In the event of any liquidation or winding up of the Company, the Investor shall be entitled to receive in preference to the holders of the Common Stock an amount equal to two times the original Preferred A Per Share Price plus any declared but unpaid dividends.

      * The conversion price of the Series A Preferred Stock will be subject to a weighted average adjustment (based on all deemed outstanding shares of Common Stock and shares of Preferred Stock) and to reduce dilution in the event that the Company issues additional equity securities (other than the shares reserved for issuance under or to Laurus Master Fund Ltd., the Company's Stock Option Plan, the Company's Employee Stock Purchase Plan, employees, officers, consultants and directors of the Company, and under other currently existing options, warrants and obligations to issue shares) at a purchase price less than the Series A Preferred Stock conversion price. The Series A Preferred Stock conversion price will also be subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

      * The Series A Preferred Stock will vote together with the Common Stock and not as a separate class except as required by law, however, the Series A Preferred Stock, exclusively and as a separate class, will be entitled to elect one (1) director of the Corporation. Each share of Series A Preferred Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Preferred Stock.

      The foregoing provisions were incorporated in the Certificate of Designation filed with the Secretary of State of the State of Delaware on February 17, 2006.

      Warrant to Purchase Shares of Stock. The Investors received warrants to purchase up to an aggregate 1,002,280 shares of the Company's common stock at an exercise price of $2.125 per share. The warrant expires five years from issuance. In lieu of exercising the warrant with cash, the Holder may elect to receive that number of shares of common stock equal to the value of the warrant (or that portion being exercised) at the time of exercise.

      Registration Rights. The Company agreed to use its best efforts to register the common stock underlying the Securities for resale via a Form S-3 or other appropriate registration statement ("Registration Statement") within 90 days after the completion of the Series A Offering. The Company agreed to respond to Securities and Exchange Commission Registration Statement comments within 10 days and request effectiveness of the Registration Statement within 3 days of "no review" or "no further comments".

Sotomar - Empreendimentos Industriais e Imobiliarios, SA

      On February 8, 2006, the Company issued a $1,000,000 Principal Amount Convertible Promissory Note (the "Sotomar Note") to Sotomar - Empreendimentos Industriais e Imobiliarios, SA (the "Holder") pursuant to a Convertible Note and Warrant Purchase Agreement (the "Sotomar Purchase Agreement") of even date. The proceeds received by the Company, net of issuance expenses and placement agent fees, amounted to approximately $900,000.

      The following describes certain of the material terms of this transaction. The description below is not a complete description of the terms of the financing transaction and is qualified in its entirety by reference to the agreements entered into in connection therewith which are included as exhibits to the Current Report on Form 8-K previously filed on February 14, 2006.

      Warrant to Purchase Shares of Stock. In connection with the issuance of the Sotomar Note, the Holder received a warrant to purchase up to an aggregate 529,134 shares of the Company's common stock at an exercise price of $1.27 per share. The warrant expires ten years from issuance. In lieu of exercising the warrant with cash, the Holder may elect to receive that number of shares of common stock equal to the value of the warrant (or that portion being exercised) at the time of exercise. The warrant also contains normal anti-dilution clauses in the event of stock splits or stock dividends and the Sotomar Purchase Agreement provides for registration rights with respect to the underlying equity securities, and unlimited "come-along" rights in the event of a change of control of Company.

      Pursuant to the terms of the Sotomar Note, and as a result of the aforementioned sale of Series A Preferred Stock, on February 17, 2006 the Sotomar Note, together with interest accrued thereon, converted into 58,970 shares of Series A Preferred Stock.

Christopher P. Baker

      On January 30, 2006, the Company obtained a bridge loan of $400,000 from Christopher P. Baker ("CPB"), a principal of C.P. Baker Securities, Inc., the Company's placement agent, for a convertible note (the "CPB Note") and a 10 year warrant to purchase an aggregate of up to 22,047 shares of Company's Common Stock (the "CPB Warrant"), pursuant to a Convertible Promissory Note and Warrant Purchase Agreement (the "CPB Purchase Agreement"). All amounts outstanding under the CPB Note have been paid out by the Company and the CPB Note has been canceled as of February 8, 2006. The CPB Warrant has an exercise price per share of $1.27. The CPB Warrant also contains normal anti-dilution clauses in the event of stock splits or stock dividends and the CPB Purchase Agreement provides for registration rights with respect to the underlying equity securities, and unlimited "come-along" rights in the event of a change of control of Company.

C.P. Baker Securities, Inc.

      In connection with the Series A Preferred Stock transactions and the bridge loan with Sotomar described above, the Company issued to its placement agent, C.P. Baker Securities, Inc., warrants (i) to purchase up to an aggregate 150,335 shares of the Company's common stock at an exercise price of $2.125 per share; (ii) to purchase up to an aggregate 30,067 shares of the Company's Series A Preferred Stock at an exercise price of $17.00 per share; and (iii) to purchase up to 150,000 shares of the Company's common stock at an exercise price of $1.27. The warrants described in (i) and (ii) expire ten years from issuance, and the warrant described in (iii) expires in five years. In lieu of exercising the warrants with cash, the placement agent may elect to receive that number of shares of common stock or Series A Preferred Stock, as applicable, equal to the value of the applicable warrant (or that portion being exercised) at the time of exercise.

Laurus Master Fund Ltd.

      On March 31, 2005, the Company entered into a financing transaction with Laurus Master Fund, Ltd, ("Laurus"), providing for a three-year, $3 million ("Capital Availability Amount") revolving loan credit facility which includes a Secured Revolving Note (the "Revolving Note") and Secured Convertible Minimum Borrowing Notes (together with the Revolving Note, the "Laurus Notes"). The initial Secured Convertible Minimum Borrowing Note was set at $500,000, the proceeds of which were advanced to the Company on April 4, 2005 (the "First Note"). The second Secured Convertible Minimum Borrowing Note was also set at $500,000 dated as of September 2, 2005 (the "Second Note"). Amounts outstanding under the Laurus Notes will either be paid in cash at their March 31, 2008 maturity date or, at Laurus' option, by converting such amounts into shares of the Company's common stock from time to time. The Company also issued Laurus a five-year warrant (the

"Warrant") to purchase an aggregate of 500,000 shares of common stock of the Company at an exercise price of $1.82 per share. The warrant exercise price was set at 130% of the average closing price of the Company's common stock over the ten trading days preceding the execution of the agreement, and is subject to anti-dilution protection adjustments. The shares of common stock underlying the First Note and the Warrant have been registered through previous S-3 filings. This transaction was completed in a private offering pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This credit facility replaced the $1.7 million revolving credit facility the Company had with Business Alliance Capital corporation.

      The following describes certain of the material terms of the financing transaction with Laurus. The description below is not a complete description of the material terms of the financing transaction and is qualified in its entirety by reference to the agreements entered into in connection with the financing which were included as exhibits to the Current Report on Form 8-K filed April 5, 2005:

      Principal Borrowing Terms and Prepayment: Borrowings are advanced pursuant to a formula consisting of (i) 90% of eligible accounts receivable, as defined (primarily receivables that are less than 90 days old), and (ii) 30% of eligible inventory, as defined (primarily inventory classified as "finished goods"), up to a maximum inventory advance of $600,000, less any reserves required by Laurus. Interest on the outstanding borrowings is charged at the per annum rate of two percentage points (2%) above the prime rate, but not less than 6%. The interest rate charged, however, will be decreased by 2% (or 200 basis points) for every 25% increase in the market price of the Company's common stock above the fixed conversion price, down to a minimum interest charge of 0.0%. The Company will additionally be charged a fee equal to 0.25% of the unused portion of the facility. Should the Company terminate the financing agreement with Laurus prior to the maturity date, the Company will incur an early payment fee equal to 4%, 3% and 2% of the Capital Availability Amount if terminated in the first, second or third year, respectively, of the term.

      Security and Events of Default. The Laurus Notes are secured by a lien on substantially all of the Company's assets. The Security Agreement contains no specific financial covenants; however, it defines certain circumstances under which the agreement can be declared in default and subject to termination, including among others if (i) there is a material adverse change in the Company's business or financial condition; (ii) an insolvency proceeding is commenced; (iii) the Company defaults on any of its material agreements with third parties or there are material liens or attachments levied against the Company's assets; (iv) the Company's common stock ceases to be publicly traded; and (v) the Company fails to comply with the terms, representations and conditions of the agreement. Upon the occurrence of an Event of Default, the interest rate charged will be increased by 1-1/2 % per month until the default is cured; should the default continue beyond any applicable grace period, then Laurus could require the Company to repay 120% of any principal and interest outstanding under the agreement.

      Conversion Rights. All or a portion of the outstanding principal and interest due under the Laurus Notes may be converted, at the option of the Holder, into shares of the Company's common stock, subject to certain limitations as defined in the Laurus Notes, if the market price of the common stock is 15% above the current Fixed Conversion Price of $1.27 per share for five consecutive trading days in any month. The fixed conversion price was originally set at 110% of the average closing price of the Company's common stock over the ten trading days preceding the execution of the agreement, and is subject to anti-dilution protection adjustments. The fixed conversion price will be reset once $1.5 million of debt has been converted. Upon receipt of a conversion notice from the Holder, the Company can elect to pay cash to the Holder in lieu of issuing shares of common stock, at a price per share equal to the intraday high price of the stock.

      Registration Rights. Pursuant to the terms of a Registration Rights Agreement, the Company is obligated to file and obtain effectiveness for a registration statement registering the resale of shares of the Company's common stock issuable upon conversion of the Laurus Notes and the exercise of the Warrant. If the registration statement is not timely filed, or declared effective the Company will be subject to certain penalties.

Alfred Stein

      Mr. Stein has an employment agreement dated March 1, 2005 and expiring December 31, 2008 which includes the following key provisions: (i) current annual base salary of $250,000; (ii) an annual bonus of up to 100% of base salary based upon attaining earnings targets approved by the Board of Directors; (iii) the grant of a five-year warrant to purchase up to 250,000 shares of common stock at an exercise price of $.67 per share, which was equal to the closing price of the common stock on his date of hire; and (iv) the grant of an option to purchase up to 100,000 shares of common stock at an exercise price of $1.80 per share, which was equal to the closing price of the common stock on the date of grant; subject to vesting over four quarters commencing with the quarter ended March 31, 2006. The Company has previously registered 150,000 of the

250,000 underlying shares and has agreed to register the remainder of the underlying shares for the Executive with this prospectus.

Nevelle Johnson

      Mr. Johnson has an employment agreement expiring December 31, 2008 which includes the following key provisions: (i) current annual base salary of $250,000; (ii) an annual bonus of up to 50% of base salary based upon attaining earnings targets approved by the Board of Directors; (iii) the grant of a five-year warrant to purchase up to 250,000 shares of common stock at an exercise price of $1.10 per share, which was equal to the closing price of the common stock on his date of hire; and (iv) payment by the Company of life insurance premiums not exceeding $5,000 per month. The Company has previously registered 100,000 of the 250,000 underlying shares and has agreed to register the remainder of the underlying shares for the Executive with this prospectus.

Aurelius Consulting Group

      The Company has issued 20,000 shares of restricted Common Stock to Aurelius Consulting Group, pursuant to a six-month Marketing Agreement on July 20, 2005 which contract has since expired. Effective January 31, 2006, the Company entered into a new three-month Marketing Agreement with Aurelius pursuant to which Aurelius has been issued 10,000 shares of restricted Common Stock and which contract has since expired.

      Based on information provided by the selling stockholders, the following table sets forth certain information regarding the selling stockholders.

      The table below assumes for calculating each selling stockholder's beneficial and percentage ownership that options, warrants or convertible securities that are held by such stockholder (but not held by any other person) and are exercisable within 60 days from the date of this prospectus have been exercised and converted. The table also assumes the sale of all of the shares being offered.


                                                                                 Common Stock Beneficially
                                                                               Owned After the Offering (1)
                                     Number of Shares of                      -------------------------------
                                         Common Stock
                                      Beneficially Owned         Shares         Number          Percent of
Selling Security Holder             Prior to the Offering    Being Offered    of Shares    Outstanding Shares
-----------------------             ---------------------    -------------    ---------    ------------------

Meadowbrook Opportunity Fund LLC           661,755(2)          661,755(2)        --
Sotomar - Empreendimentos
Industriais e Imobiliarios, SA           2,001,149(2)        2,001,149(2)        --
William A. Boyd                             88,230(2)           88,230(2)        --
Suzy Ulrich                                 26,460(2)           26,460(2)        --
Richard J. Cranmer                          44,115(2)           44,115(2)        --
Wanita S.A.                                 89,970(2)           89,970(2)        --
Thomas Barrett                              11,025(2)           11,025(2)        --
Case Holdings Co., Inc.                     44,115(2)           44,115(2)        --
Allan Sorensen                              22,050(2)           22,050(2)        --
Chuck & Joy Hartz                           88,230(2)           88,230(2)        --
Hartz Family Foundation                     44,115(2)           44,115(2)        --
Barton Ferris, Jr.                          22,050(2)           22,050(2)        --
William Harner                               8,820(2)            8,820(2)        --
Michael Bloch                               69,000(2)           69,000(2)        --
Robert A. Smith                             17,640(2)           17,640(2)        --
Robert Gillman                               8,820(2)            8,820(2)        --




Julian Eaton                                44,115(2)           44,115(2)        --
Julian F. Eaton & Mary J. Eaton,
Joint Tenants                               44,115(2)           44,115(2)        --
Robert H. Chanson                           22,050(2)           22,050(2)        --
Joan Robertson                              22,050(2)           22,050(2)        --
Robert B. Rowley                            37,500(2)           37,500(2)        --
William M. Goatley Revocable
Trust DTD 05/09/89                           9,000(2)            9,000(2)        --
MidSouth Investor Fund LP                  176,460(2)          176,460(2)        --
Ronald C. Smiley                             8,820(2)            8,820(2)        --
Lewis Opportunity Fund, LP                 150,000(2)          150,000(2)        --
Sat P. Dewan                                 9,000(2)            9,000(2)        --
Dewan Retirement  Plan Trust                15,000(2)           15,000(2)        --
Richard Dwayne Roberson                     18,000(2)           18,000(2)        --
OT Finance, SA                              15,000(2)           15,000(2)        --
Robert W. Russell                           15,000(2)           15,000(2)        --
Joseph Greenspan & Kimberly
Greenspan, Joint Tenants                     9,000(2)            9,000(2)        --
Thomas Link                                 26,460(2)           26,460(2)        --
Nite Capital                                88,230(2)           88,230(2)        --
Richard VonderSitt & Christine
VonderSitt, Joint Tenants                    9,000(2)            9,000(2)        --
Deborah A. Picon                            18,000(2)           18,000(2)        --
Danid P. Hanlon                             44,115(2)           44,115(2)        --
S. Wistar Lewis                             15,000(2)           15,000(2)        --
Alan S. Wirshborn                            9,000(2)            9,000(2)        --
Gail B. Shanklin                            22,050(2)           22,050(2)        --
Benjamin S. Eichholtz, as
Custodian for David Eichholtz
and Daniel Eichholtz                        21,165(2)           21,165(2)        --
Michaels Associates                         30,000(2)           30,000(2)        --
C.P. Baker Securities, Inc                 601,005(2)          601,005(2)        --
Christopher P. Baker                        22,047(2)           22,047(2)        --
Laurus Master Fund, Ltd. (1)               194,788(3)           58,071           --
Alfred Stein                               300,000(4)          100,000           --
Nevelle Johnson                            260,000(5)          150,000           --
Aurelius Consulting Group                   30,000              30,000           --               (6)

<F1>  We do not know when or in what amounts the selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholder may choose not to sell any of the shares offered by this prospectus. Because the selling stockholder may, subject to certain restrictions, offer all or some of the shares of common stock pursuant to this offering we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering and that the selling stockholder will not have entered into any other transactions with respect to our securities.

<F2>  These numbers include any and all shares of common stock issuable on conversion or exercise of each Preferred Stock and warrants to purchase either Common Stock or Preferred Stock held by such selling stockholder.

<F3>  Laurus (i) has made an investment in the Second Note and, subject to certain conditions noted below, may, taking into account the recent adjustment to the current conversion price to the Second Note from $1.57 to $1.27 per share, convert this investment into up to 333,071 shares of our common stock at the new conversion price of $1.27 per share, 275,000 of which underlying shares are currently registered and 58,071 additional shares are now being registered through this S-1 filing and (ii) holds warrants to purchase up to 500,000 shares of common stock, which shares have been registered through previous S-3 filings, and, subject to certain conditions noted below, these warrants are exercisable within 60 days at an exercise price of $1.82 per share. These notes and warrants are not exercisable to the extent that the number of shares of our common stock beneficially held by Laurus after giving effect to such conversion or exercise would result in beneficial ownership by Laurus of more than 4.99% of our outstanding shares of common stock. Laurus may only waive these restrictions (x) upon 90 days' prior notice to us, or (y) upon the occurrence of an event of default under the Notes. Laurus beneficially owns 194,788 shares of our common stock underlying warrants and the Notes that are exercisable or convertible, as the case may be, within 60 days. Laurus' address is 825 Third Avenue, New York, NY 10022.

<F4>  Consists of 250,000 shares issuable upon exercise of warrants and
      50,000 shares issuable upon exercise of currently exercisable stock options.

<F5>  Includes 250,000 shares issuable upon the exercise of warrants.

<F6>  Less than 1 percent.

                            PLAN OF DISTRIBUTION

      All costs, expenses and fees in connection with the registration of the shares offered by this prospectus shall be borne by us. Brokerage costs, if any, attributable to the sale of shares will be borne by the selling stockholder.

      Subject to certain contractual restrictions noted above, the shares may be sold by the selling stockholder by one or more of the following methods:

      *     under a 10b5-1 trading plan;

      * block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

      * purchases by a broker or dealer as principal and resale by such broker dealer for its account pursuant to this prospectus;

      * an exchange distribution in accordance with the rules of the applicable exchange;

      * ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      *     through put and call options relating to the shares;

      *     negotiated transactions;

      * a combination of any such methods of sale at market prices prevailing at the time of the sale or at negotiated prices; and

      *     any other method permitted pursuant to applicable law.

      The transactions described above may or may not involve brokers or dealers.

      The selling stockholders will not be restricted as to the price or prices at which the selling stockholders may sell their shares. Sales of shares by the selling stockholders may depress the market price of our common stock since the number of shares which may be sold by the selling stockholders is relatively large compared to the historical average weekly trading of our common stock. Accordingly, if the selling stockholders were to sell, or attempt to sell, all of such shares at once or during a short time period, we believe such a transaction could adversely affect the market price of our common stock.

      From time to time a selling stockholder may pledge its shares under margin provisions of customer agreements with its brokers or under loans with third parties. Upon a default by the selling stockholder, the broker or such third party may offer and sell any pledged shares from time to time.

      In effecting sales, brokers and dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling stockholder or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions

      *     in the over-the counter market or otherwise;

      *     at prices and on terms prevailing at the time of sale;

      *     at prices related to the then-current market price; or

      *     in negotiated transactions.

      These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above. The selling stockholders may also sell the shares in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.

      The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

      The selling stockholders are subject to applicable provisions of the Securities Exchange Act of 1934 and the SEC's rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

      * In order to comply with certain states' securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                 INFORMATION WITH RESPECT TO THE REGISTRANT

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2006, and subsequent Current Reports on Form 8-K,and other reports filed with the SEC and incorporated by reference into this Registration Statement (see detailed list below under "Incorporation of Certain Documents by Reference"), contain information about us, including audited financial statements for our fiscal year ended December 31, 2005, unaudited financial statements for our fiscal quarter ended March 30, 2006 and selected financial data. Please refer to these reports for additional information.

                                LEGAL MATTERS

      Gesmer Updegrove LLP of Boston, Massachusetts will pass upon the validity of the shares of common stock being offered by this prospectus.

                                   EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Farmstead Telephone Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Carlin, Charron & Rosen, LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                     WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

      You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The NASD maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

      You may also obtain information about us, including copies of our SEC reports, through our website at http://www.farmstead.com. This website address is not an active link to the registration statement of which this prospectus is a part, and any documents, references, links or other materials of any kind contained or referred to on such website are not part of the registration statement of which this prospectus is a part.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We have filed with the SEC, Washington, D.C., a registration statement on Form S-1 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.

      The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholder sells all the shares.

1.    Our Annual Report on Form 10-K for the fiscal year ended December 31,
      2005;

2.    Our Quarterly Report Restatement on Form 10-Q/A filed on May 15, 2006;

3.    Our Quarterly Report on Form 10-Q filed on May 18, 2006;

4.    Our Current Report on Form 8-K filed on February 14, 2006;

5.    Our Current Report on Form 8-K filed on February 24, 2006;

6.    Our Current Report on Form 8-K filed on March 21, 2006;

7.    Our Current Report on Form 8-K filed on April 12, 2006;

8.    Our Current Report on Form 8-K filed on April 21, 2006;

9. The description of the Registrant's common stock, contained in the Registrant's Registration Statement on Form SB-2 (Registration No.

      333-5103) dated June 3, 1996 (as amended by Forms SB-2/A dated July 22, 1996, and August 12, 1996), and Form 8-A dated September 10, 1996, including any amendments or reports filed for the purpose of updating that description;

10. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering, except the Compensation Committee Report on Executive Compensation and the performance graph included in any Proxy Statement filed by us pursuant to Section 14 of the Exchange Act; and

11. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement, except the Compensation Committee Report on Executive Compensation and the performance graph included in any Proxy Statement filed by us pursuant to Section 14 of the Exchange Act.

The SEC file number for all of these filings is 001-12155.

      You may request and we will provide a copy of these filings to you at no cost, other than the exhibits, by writing or telephoning us at Farmstead Telephone Group, Inc., 22 Prestige Park Circle, East Hartford, Connecticut 06108, telephone number (860)610-6000.

      We have not authorized anyone else to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date.

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (estimated except for the SEC Registration fee) are as follows:

SEC Registration Fee                            $ 1,028.70

Accounting Fees and Expenses                    $ 3,000*

Printing Expenses                               $ 5,000*

Legal Fees and Expenses                         $ 8,000*

Miscellaneous Expenses                          $ 2,000*

Total                                           $19,028.70*

*   Estimated pursuant to Item 511 of Regulation S-K

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of the State of Delaware ("GCL") provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

      Section 102(b) of the GCL permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its shareholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) of the GCL provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the GCL; or (iv) any transaction from which the director derived an improper personal benefit.
Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its shareholders to obtain injunctive relief, specific performance or other equitable relief against directors.

      The registrant's Certificate of Incorporation and the registrant's By-laws provide for indemnification to the fullest extent permitted or authorized by the GCL or judicial or administrative decisions of each person who was or is a party or threatened to be made a party, or was, or is a witness, to any threatened pending or completed action, suit, or proceeding against any liability or cost or expense asserted against him or incurred by him by reason of the fact that he is or was a director, officer or employee of the registrant or is or was an agent of the registrant to whom the registrant has agreed to grant such indemnity or is serving or was serving, at the registrant's request, as an officer , director or employee of another entity or is serving as an agent of another entity to whom the Corporation has agreed to grant indemnity. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

      The registrant's Certificate of Incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for any monetary damages for breaches of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the GCL; or (iv) for any transaction from which the director derived an improper personal benefit.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

      Please see more detailed information and description on each of the following list of recent sales of unregistered securities which are contained in the "Selling Security Holders" discussions above.

Series A Preferred Stock Investors

      From February 17, 2006 through April 17, 2006 the Company sold an aggregate of 200,456 Unit shares of Series A Preferred Stock to investors at a price of $17.00 per Unit. Each Unit consists of (i) one share of the Company's Series A Preferred Stock, $.001 par value per share, and (ii) a Warrant to purchase five shares of the Company's Common Stock, par value $.001 per share, at an exercise price of $2.125 per share. The aggregate proceeds received by the Company, net of fees and expenses incurred by the Company's placement agent, were approximately $3.1 Million.

Sotomar - Empreendimentos Industriais e Imobiliarios, SA

      On February 8, 2006, the Company issued a $1,000,000 Principal Amount Convertible Promissory Note (the "Sotomar Note") to Sotomar - Empreendimentos Industriais e Imobiliarios, SA (the "Holder") pursuant to a Convertible Note and Warrant Purchase Agreement (the "Sotomar Purchase Agreement") of even date. The proceeds received by the Company, net of issuance expenses and placement agent fees, amounted to approximately $900,000.

Christopher P. Baker

      On January 30, 2006, the Company obtained a bridge loan of $400,000 from Christopher P. Baker ("CPB"), a principal of C.P. Baker Securities, Inc., the Company's placement agent, for a convertible note (the "CPB Note") and a 10 year warrant to purchase an aggregate of up to 22,047 shares of Company's Common Stock (the "CPB Warrant"), pursuant to a Convertible Promissory Note and Warrant Purchase Agreement (the "CPB Purchase Agreement").

Laurus Master Fund Ltd.

      On March 31, 2005, the Company entered into a financing transaction with Laurus Master Fund, Ltd, ("Laurus"), providing for a three-year, $3 million ("Capital Availability Amount") revolving loan credit facility which includes a Secured Revolving Note (the "Revolving Note") and

Secured Convertible Minimum Borrowing Notes (together with the Revolving Note, the "Laurus Notes"). The initial Secured Convertible Minimum Borrowing Note was set at $500,000, the proceeds of which were advanced to the Company on April 4, 2005 (the "First Note"). The second Secured Convertible Minimum Borrowing Note was also set at $500,000 dated as of September 2, 2005 (the "Second Note"). Amounts outstanding under the Laurus Notes will either be paid in cash at their March 31, 2008 maturity date or, at Laurus' option, by converting such amounts into shares of the Company's common stock from time to time. The Company also issued Laurus a five-year warrant (the "Warrant") to purchase an aggregate of 500,000 shares of common stock of the Company at an exercise price of $1.82 per share. The warrant exercise price was set at 130% of the average closing price of the Company's common stock over the ten trading days preceding the execution of the agreement, and is subject to anti-dilution protection adjustments. The shares of common stock underlying the First Note and the Warrant have been registered through previous S-3 filings. This transaction was completed in a private offering pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This credit facility replaced the $1.7 million revolving credit facility the Company had with Business Alliance Capital corporation.

ITEM 16. EXHIBITS.

The following documents are filed as Exhibits to this prospectus or incorporated by reference herein. Any document incorporated by reference is identified by a parenthetical referencing the SEC filing which included such document.

      3.1 Certificate of Incorporation [Exhibit 3(a) to the S-18 Registration Statement of the Company's securities declared effective on April 13, 1987 (File No. 3-9556B)]
      3.2 Certificate of Amendment of Certificate of Incorporation [Exhibit 3(a) to Amendment No. 2 to SB-2 Registration
               Statement dated July 22, 1996 (Registration No. 333-5103)]
      3.3 Certificate of Amendment of Certificate of Incorporation of Farmstead Telephone Group, Inc., dated July 10, 1991
               [Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 1991]
      3.4      Amended and Restated By-Laws [Exhibit 3(d) to the Annual
               Report on Form 10-K for the year ended December 31, 2000]
      3.5 Certificate of Designation to the Certificate of Incorporation of Farmstead Telephone Group, Inc., dated February 17, 2006 [Exhibit 99.1 to the Form 8-K Current
               Report filed February 24, 2006]
      4.1      Amended 1992 Stock Option Plan [Exhibit to the Proxy
               Statement on Schedule 14A filed April 14, 1998 (File No. 001-12155)]
      4.2 Farmstead Telephone Group, Inc. 2002 Stock Option Plan [Appendix A to the Proxy Statement on Schedule 14A filed
               April 19, 2002 for the 2002 Annual Meeting of Stockholders]
      4.3      Warrant to Purchase common stock of Farmstead Telephone
               Group, Inc. issued to Jean-Marc Stiegemeier October 1, 2004 [Exhibit 4(a) to the Form 8-K Current Report filed October
               6, 2004]
      4.4      Warrant to Purchase common stock of Farmstead Telephone
               Group, Inc. issued to Alfred G. Stein January 15, 2005 [Exhibit
               4.4 to the Annual Report on Form 10-K for the year ended December 31, 2005]
      4.5      Warrant to Purchase common stock of Farmstead Telephone
               Group, Inc. issued to Nevelle R. Johnson March 1, 2005
               [Exhibit 4(a) to the Form 8-K Current Report filed March
               4, 2005]
      4.6 Security Agreement dated March 31, 2005 by and among Laurus Master Fund, Ltd. and Farmstead Telephone Group, Inc.
               [Exhibit 99.1 to the Form 8-K Current Report filed April 5,
               2005]
      4.7      Secured Revolving Note dated as of March 31, 2005. [Exhibit
               99.2 to the Form 8-K Current Report filed April 5, 2005]
      4.8 Secured Convertible Minimum Borrowing Note dated as of March 31, 2005 [Exhibit 99.1 to the Form 8-K Current Report filed April 5, 2005]
      4.9 Common Stock Purchase Warrant dated as of March 31, 2005 [Exhibit 99.1 to the Form 8-K Current Report filed April 5, 2005]
      4.10 Minimum Borrowing Note Registration Rights Agreement dated as of March 31, 2005 [Exhibit 99.1 to the Form 8-K Current

               Report filed April 5, 2005]
      4.11     Convertible Promissory Note and Warrant Purchase Agreement,
               dated February 8, 2006, entered into with Sotomar -
               Empreendimentos Industriais e Imobiliarios, SA 2005 [Exhibit
               99.1 to the Form 8-K Current Report filed February 14, 2006]
      4.12     Convertible Promissory Note, dated February 8, 2006, issued to Sotomar - Empreendimentos Industriais e Imobiliarios, SA
               [Exhibit 99.2 to the Form 8-K Current Report filed February
               14, 2006]
      4.13     Warrant to Purchase Shares of Common Stock, dated February
               8, 2006, issued to Sotomar - Empreendimentos Industriais e
               Imobiliarios, SA SA [Exhibit 99.3 to the Form 8-K Current
               Report filed February 14, 2006]
      4.14     Warrant to Purchase Shares of Common Stock, dated February
               8, 2006, issued to C.P. Baker Securities, Inc. SA [Exhibit
               99.4 to the Form 8-K Current Report filed February 14, 2006]
      4.15     Series A Preferred Stock and Warrant Purchase Agreement
               dated February 17, 2006, entered into with Meadowbrook
               Opportunity Fund LLC SA [Exhibit 99.1 to the Form 8-K
               Current Report filed February 24, 2006]
      4.16     Series A Preferred Stock and Warrant Purchase Agreement
               dated February 17, 2006, entered into as of March 17, 2006 with
               Sotomar - Empreendimentos Industriais e Imobiliarios, SA,
               William A. Boyd, Suzy Ulrich, Richard J Cranmer, Watamar &
               Partners SA, Thomas Barrett, Case Holdings Co., Inc., Allan
               Sorensen, Chuck & Joy Hartz, Hartz Family Foundation, Barton
               Ferris, Jr. and William Harner [Exhibit 99.1 to the Form 8-K
               Current Report filed March 21, 2006]
      4.17     Series A Preferred Stock and Warrant Purchase Agreement
               dated February 17, 2006, entered into as of April 17, 2006 with
               Michael Bloch, Robert A. Smith, Robert Gillman, Julian
               Eaton, Julian F. & Mary J. Eaton, Robert H. Chanson, Joan
               Robertson, Robert B. Rowley, William M. Goatley Revocable
               Trust DTD 05/09/89, MidSouth Investor Fund LP, Ronald C.
               Smiley, Lewis Opportunity Fund, LP, Sat P. Dewan, Dewan
               Retirement Plan Trust, Richard Dwayne Roberson, OT Finance,
               SA, Robert W. Russell, Joseph & Kimberly Greenspan, Thomas
               Link, Nite Capital, Richard & Christine VonderSitt, Deborah
               A. Picon, Danid P. Hanlon, S. Wistar Lewis, Alan S.
               Wirshborn, Gail B. Shanklin, Benjamin S. Eichholtz, as
               Custodian for David Eichholtz and Daniel Eichholtz,
               and Michaels Associates [Exhibit 99.1 to the Form 8-K
               Current Report filed April 21, 2006]
      5        Opinion of Gesmer Updegrove LLP
     10.1      Agreement of Lease By and between Tolland Enterprises and
               Farmstead Telephone Group, Inc., dated November 5, 1996
               [Exhibit 10.1 to the Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996]
     10.2      Employment Agreement dated as of January 1, 1998 between
               Farmstead Telephone Group, Inc. and George J. Taylor, Jr.
               [Exhibit 10.5 to the Annual Report on Form 10-KSB for the year ended December 31, 1997]
     10.3      Supplemental Executive Retirement Plan, effective as of
               January 1, 1998 [Exhibit 10.6 to the Annual Report on Form
               10-KSB for the year ended December 31, 1997]
     10.4      Rider #1 to Lease Dated November 5, 1996 By and Between
               Tolland Enterprises ("Landlord") and Farmstead Telephone
               Group, Inc. ("Tenant"), attached as of May 27, 1999 [Exhibit
               10(cc) to the Annual Report on Form 10-K for the year ended
               December 31, 1999]
     10.5      First Amendment of Lease, dated June 30, 1999, By and
               Between Tolland Enterprises ("Landlord") and Farmstead
               Telephone Group, Inc. ("Tenant") [Exhibit 10(dd) to the
               Annual Report on Form 10-K for the year ended December 31,
               1999]
     10.6      Employment Agreement dated as of January 1, 2000 between
               Farmstead Telephone Group, Inc. and Robert G. LaVigne
               [Exhibit 10(ee) to the Annual Report on Form 10-K for the year ended December 31, 2000]
     10.7      Farmstead Telephone Group, Inc. Employee Stock Purchase Plan
               [Appendix B to the to the Proxy Statement on Schedule 14A filed April 13, 2001 for the 2001 Annual Meeting of
               Stockholders]

     10.8 Limited Liability Company Agreement of InfiNet Systems LLC, effective February 1, 2001 [Exhibit 10(dd) to the Annual Report on Form 10-K for the year ended December 31, 2001]
     10.9 Restated First Addendum To That Certain Employment Agreement Between Farmstead Telephone Group, Inc. and George J. Taylor, Jr., effective August 1, 2001 [Exhibit 10(ff) to the Annual Report on Form 10-K for the year ended December 31, 2001]
     10.10 Avaya Inc. Reseller Master Terms and Conditions; Agreement No. AVNERA1-060601, dated May 31, 2002. [Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002]
     10.11 Loan and Security Agreement dated February 19, 2003 by and between Business Alliance Capital Corp. and Farmstead Telephone Group, Inc. 2001 [Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2002]
     10.12 Revolving Credit Master Promissory Note dated February 19, 2003 between Business Alliance Capital Corporation and Farmstead Telephone Group, Inc. [Exhibit 10(w) to the Annual Report on Form 10-K for the year ended December 31, 2002]
     10.13 Second Addendum to That Certain Employment Agreement Between Farmstead Telephone Group, Inc. and George J. Taylor, Jr., Dated as of January 1, 1998, as Amended by That Certain Restated First Addendum Dated as of August 1, 2001[Exhibit 10(x) to the Annual Report on Form 10-K for the year ended December 31, 2002]
     10.14 Revolving Credit Master Promissory Note dated February 19, 2004 between Business Alliance Capital Corporation and Farmstead Telephone Group, Inc. [Exhibit
               10(aa) to the Annual Report on Form 10-K for the year ended December 31, 2003]
     10.15 Modification Agreement dated February 19, 2004 between Business Alliance Capital Corporation and Farmstead Telephone Group, Inc. [Exhibit
               10(z) to the Annual Report on Form 10-K for the year ended December 31, 2003]
     10.16 Third Addendum to That Certain Employment Agreement Between Farmstead Telephone Group, Inc. and George J. Taylor, Jr., Dated as of January 1, 1998, as Amended by That Certain Restated First Addendum Dated as of August 1, 2001and as Further Amended by That Certain Second Addendum Dated as of January 1, 2003 [Exhibit
               10(bb) to the Annual Report on Form 10-K for the year ended December 31, 2003]
     10.17 Second Addendum to That Certain Employment Agreement between Farmstead Telephone Group, Inc. and Robert G. LaVigne dated as of January 1, 2000 as Amended by That First Addendum Dated as of January 1, 2003 [Exhibit
               10(cc) to the Annual Report on Form 10-K for the year ended December 31, 2003]
     10.18     Amendment to Reseller Master Terms and Conditions:
               Authorized Remanufactured Supplier (ARS) Program Between Avaya Inc. and Farmstead Telephone Group, Inc., dated October 28, 2003 [Exhibit
               10(dd) to the Annual Report on Form 10-K for the year ended December 31, 2003]
     10.19 Employment Agreement dated October 1, 2004 between Farmstead Telephone Group, Inc. and Jean-Marc Stiegemeier. [Exhibit 10(a) to the Form 8-K Current Report filed October 6, 2004]
     10.20 Fourth Addendum to that Certain Employment Agreement Between Farmstead Telephone Group, Inc. and George J. Taylor, Jr. Dated as of January 1, 1998 as Amended by that Certain Restated First Addendum Dated as of August 1, 2001; as Further Amended by that Certain Second Addendum Dated as of January 1, 2003; and as Further Amended by that Certain Third Addendum Dated as of January 1, 2004. [Exhibit 10(b) to the Form 8-K Current Report filed October 6, 2004]
     10.21 Agreement between Farmstead Telephone Group, Inc. and Jean-Marc Stiegemeier dated August 16, 2004 [Exhibit 10(c) to Form 10-Q for the quarter ended September 30, 2004].
     10.22     Employment Agreement dated January 15, 2005 between

               Farmstead Telephone Group, Inc. and Alfred G. Stein [Exhibit
               10.22 to the Annual Report on Form 10-K for the year ended
               December 31, 2005]
     10.23     Employment Agreement dated March 1, 2005 between Farmstead
               Telephone Group, Inc. and Nevelle R. Johnson [Exhibit 10(a)
               to the Form 8-K Current Report filed March 4, 2005]
     10.24     First Addendum to that Certain Employment Agreement Between
               Farmstead Telephone Group, Inc. and Jean-Marc Stiegemeier,
               Dated as of October 1, 2004 [Exhibit 99(a) to the Form 8-K
               Current Report filed October 14, 2005]
     21        Subsidiaries
     23.1      Consent of Carlin, Charron & Rosen, LLP
     23.3      Consent of Gesmer Updegrove LLP (included in Exhibit 5)
     24        Power of Attorney (included on the signature page of the
               Registration Statement)

ITEM 17. UNDERTAKINGS

Undertaking Required by Regulation S-K, Item 512(a).

The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

            ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof)which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

            iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Undertaking Required by Regulation S-K, Item 512(b).

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

Undertaking required by Regulation S-K, Item 512(h).

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Hartford, State of Connecticut on the 15th day of June, 2006.

                                       Farmstead Telephone Group, Inc.


                                       By: /s/ Jean-Marc Stiegemeier
                                           --------------------------------
                                           Jean-Marc Stiegemeier
                                           Chief Executive Officer
                                           and President

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jean-Marc Stiegemeier and Robert G. LaVigne, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registrant's Registration Statement on Form S-1 under the Securities Act of 1933, including to sign the Registration Statement in the name and on behalf of the undersigned as a director or officer of the Registrant and any and all amendments or supplements thereto, including any and all stickers and post-effective amendments thereto, and any and all additional registration statements relating to the same offering of securities as those that are covered by the Registration Statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                       Title(s)
---------                       --------

/s/ Jean-Marc Stiegemeier       Chairman of the Board, President, Chief
---------------------------     Executive Officer and Director
Jean-Marc Stiegemeier           (Principal Executive Officer)

Dated: June 15, 2006

/s/ Robert G. LaVigne           Executive Vice President, Chief Financial
---------------------------     Officer, Secretary and Treasurer
Robert G. LaVigne               (Principal Financial and Accounting
                                Officer)

Dated: June 15, 2006

/s/ George J. Taylor, Jr.       Director
---------------------------
George J. Taylor, Jr.

Dated: June 15, 2006

/s/ Harold L. Hansen            Director
---------------------------
Harold L. Hansen

Dated: June 15, 2006

/s/ Joseph J. Kelley            Director
---------------------------
Joseph J. Kelley

Dated: June 15, 2006

/s/ Ronald P. Pettirossi        Director
---------------------------
Ronald P. Pettirossi

Dated: June 15, 2006

/s/ Hugh M. Taylor              Director
---------------------------
Hugh M. Taylor

Dated: June 15, 2006